Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Taubman Centers, Inc.

and
Plan Administrator
The Taubman Company and
Related Entities Employee
Retirement Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333‑81577) on Form S‑8 of Taubman Centers, Inc. of our report dated June 8, 2012, with respect to the statements of net assets available for benefits of The Taubman Company and Related Entities Employee Retirement Savings Plan as of December 31, 2011 and 2010, the related statement of changes in net assets available for benefits for the year ended December 31, 2011, and the related supplemental schedule, Form 5500 Schedule H, Part IV, Line 4i - Schedule of Assets, as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11‑K of The Taubman Company and Related Entities Employee Retirement Savings Plan.
/s/ KPMG LLP
Chicago, Illinois
June 8, 2012